SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2002

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras Resumes Production in the Roncador Field

(Rio de Janeiro, December 9, 2002). - PETROLEO BRASILEIRO S.A - Petrobras, (BOVESPA: PETR3 / PETR4, NYSE: PBR / PBRA, LATIBEX: XPBR / XPBRA), Brazil's largest oil and gas, petrochemicals and energy company, announces that it resumed production from its Roncador Field on December 8, 2002, with the start-up of one more production platform, the FPSO BRASIL.

A total of 11 wells will be linked to this platform. Eight of the wells will be used for extracting oil, which is of the light variety with a density of 28 degrees API, and the remainder for injecting water. Five of these wells were previously linked to P-36.

The first well has gone into production with a daily output of 22,000 bpd. Within the next few days, a second well will come on stream with output from the FPSO BRASIL then totaling 40,000 bpd and 700,000 cubic meters per day of natural gas. Production levels will rise to a maximum of 90,000 bpd by the second half of 2003.

Discovered in October 1996, the Roncador Field is one of Petrobras’ largest with proven reserves of around 2 billion boe. Production began in January 1999 but was interrupted in March 2001 at the time of the accident involving the P-36 platform.

PETROBRAS has leased the FPSO Brasil for the purposes of resuming production from the field. This platform will be used until 2007 when all the wells will be diverted to feed into the P-52 platform, which is currently the subject of a tender bid.

The necessary adaptations to the FPSO Brasil for use in the Roncador Field were made in the record time of 15 months from the signature date of the refurbishing contract to the platform’s arrival in the Campos Basin.

FPSO Brasil is anchored in a water depth of 1,290 meters and has a capacity to process 90,000 bpd, and to store 1.7 million barrels of oil. On a daily basis, it is able to compress 3 million cubic meters and inject 15,000 cubic meters of natural gas and water respectively.

The platform is starting operations with all its systems for operational safety and for prevention against pollution emissions fully functional. These systems, which are the most advanced of their type, will ensure the appropriate safety standards for both crew and installations as well as the prevention of pollution in accordance with the environmental protection agencies’ requirements and PETROBRAS’ own internal safety, environmental and health regulations.

http://www.petrobras.com.br/ri/ingles

Contacts:
Petróleo Brasileiro S.A - PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid - Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 - Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "expect", "forecast", "intend", "plan", "project", "seek", "should", along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein. The Company is not obliged to update such forecasts in light of new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2002

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ João Pinheiro Nogueira Batista
João Pinheiro Nogueira Batista Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.